Exhibit (a)(5)(clvii)

DASHBOARD/GLOBALXCHANGE LAYOUT

U.S. Court Clears Oracle to Move Forward with Acquisition of PeopleSoft

Recently, Oracle received notice that the Department of Justice’s motion for an injunction preventing Oracle’s proposed acquisition of PeopleSoft had been denied, thus allowing us to move forward with the merger. We are hopeful clearance for the acquisition from the remaining antitrust authorities currently reviewing the transaction will be obtained in a timely manner, including the European Commission.

In conjunction with receipt of the positive verdict, Oracle is providing the following set of key message points and other information so that we can educate affected Oracle and PeopleSoft customers with regard to the benefits that would accrue to them as a result of combining the two companies and reassure customers of our commitment to provide world-class support and enhancements.

These messages are not meant to be used for any sales initiative. The purpose of this information is to provide accurate and truthful information to address anticipated questions and for educational purposes. We anticipate that PeopleSoft will disseminate incorrect and/or misleading information to customers about the impact on them of the acquisition, and it is important that we be able to provide the truth. It is imperative that Oracle representatives not stray from the messages that will be provided. Any questions or comments that you cannot answer or that you feel require further investigation should be forwarded to the contacts below.

Key Messages to Convey to PeopleSoft Customers

The following key messages have been prepared by Oracle for any conversations you might have with PeopleSoft or Oracle customers. A document that lists the most frequently asked questions along with answers has also been added below to assist you with further information. Please review as this will help augment the key messages. Along with the FAQ, there is a set of additional PDF documents below that you may send directly to the customer. Don’t try to answer questions that aren’t readily answerable with the provided information.

“Oracle, a company with significant resources, is committed to support the PeopleSoft product line.”

–	Oracle has committed publicly to extend support for the PeopleSoft product line.
–	We believe this public commitment to support a product for an extended period of time is unprecedented in the software industry.
–	Oracle’s interest in PeopleSoft customers is not dependent on your migration to Oracle applications or database, and you can continue to purchase additional PeopleSoft applications, modules and seats to meet your needs.
–	We’ve done this before. Oracle is still supporting 2,000 Rdb customers around the world from an acquisition 10 years ago in which we also continue to provide product enhancements and maintenance.
–	Note: provide PDF document titled “Rdb Acquisition Case Study”.

“We will increase the value of your PeopleSoft investments through ongoing enhancements and maintenance delivered by one of the largest software development organizations in the world.”

–	Customers can expect to receive ongoing enhancements and product maintenance as part of your current support contracts.
–	Since many PeopleSoft customers have made substantial investments in the implementation, management and ongoing use of the PeopleSoft products, Oracle will ensure that these investments are maximized.
–	Oracle itself has many more applications developers than PeopleSoft, and the combination will create an enterprise applications R&D staff similar in size to SAP.

–	Together with their team we can continue to support the current PeopleSoft product line, and make an even better next generation product for both Oracle and PeopleSoft customers.
–	PeopleSoft simply can’t afford to support customers as productively with the limited development and support budget given that they have to enhance, market, sell and support several duplicate business applications product families as a result of the J.D. Edwards acquisition.

“We will provide high quality, truly global customer service for the PeopleSoft product line through our award-winning support organization, which will include PeopleSoft specialists.”

–	Our aim is to support PeopleSoft products just as if they were Oracle products.
–	Once we start that integration, customers will experience a higher level of service and pricing will remain competitive – that’s the way we intend to win over PeopleSoft customers.
–	Further, PeopleSoft customers will benefit from one-stop support for applications, database and other technologies from a stronger vendor under one roof.
–	Understanding your business issues, lowering your total cost of ownership, and providing you with a range of innovative support options are just some of the ways we will work with you to enrich your overall experience with Oracle.
–	I’d be glad to send you further information on Oracle’s global support organization.
–	Note: provide PDF document titled “Oracle Support – Committed to Our Customers”.

“Oracle will offer future applications that combine the best features and functions of each company’s products and that are tightly integrated with the rest of the Oracle infrastructure offering.”

–	Oracle is committed to maintaining the PeopleSoft software and ensuring customers remain satisfied, while providing a superior future product roadmap.
–	The product superset will be based on the Oracle E-Business Suite and incorporate features and functionalities from the PeopleSoft product line that customers have come to expect and appreciate.
–	It will also benefit from the contribution of developers from both companies to further enhance the product going forward based on a larger applications development budget.
–	The result will be greater quality assurance, more innovative products, increased investment for software enhancements unique to selected verticals, and the ability to deliver new technology to market faster.
–	We expect the larger customer base will also attract more complementary independent software vendors (ISVs) with products that extend the Oracle offering superset and make customer investments more valuable.

“PeopleSoft customers will receive a free module-for-module exchange to the E-Business Suite product superset along with Oracle database licenses for the applications.”

–	Customers can stay on PeopleSoft applications or migrate to Oracle applications and infrastructure at their discretion. It’s entirely your choice. We will support both options.
–	While migrating between releases is never completely cost free, we intend to make it much more automated than it is today.
–	With access to PeopleSoft software code, developers and customers, we will build robust migration scripts and tools.
–	We believe the value for PeopleSoft customers in upgrading will be realized by consolidating around a single set of enterprise applications.

“We know how to keep you satisfied. Ask any customer from our Rdb database acquisition from Digital Equipment Corporation. Ten years later, we are still providing world-class support to thousands of Rdb customers running mission-critical applications.”

–	We said then that we would continue to support and enhance the Rdb product for years to come and take orders from customers (which is what we are saying to you now).
–	A decade later this is still the case, and there are still thousands of happy Rdb customers and many more that have migrated to Oracle based upon their own time schedules.
–	Further, not only did we not reduce the functionality of the products but rather we significantly improved the products. Our enhancements continue to make Rdb the best choice for high-throughput database applications on OpenVMS systems.
–	More than 50% of the current Rdb code base has been developed since the acquisition closed, and customers have not been pressured to replace Rdb with the Oracle database.
–	If people doubt what we say, this is proof as to how we’ve actually behaved to back up our original promise. In fact, may I send you a summary of DIRECTV, one of our customers still running Rdb, on his comments related to that acquisition?
–	Note: provide PDF document titled “DIRECTV Still Flourishes on Rdb”.

The next message is a good summary to end a conversation with a PeopleSoft customer. Use the provided bullets to emphasize the commitments that are laid out in more detail in the above key messages.

“Our investment pays off only if we keep you happy. Customer satisfaction is our highest priority and an Oracle commitment.”

–	Let me summarize the key customer commitments that we are promising:
–	You will not be forced to migrate.
–	You will have no reduction in functionality.
–	You will receive ongoing enhancements and product maintenance.
–	You will receive extended global support.
–	You will receive a free module-for-module exchange to the E-Business Suite should you choose.
–	The bottom line – there will be no risk to your PeopleSoft investments and you will be gaining a stable software provider that will be here to serve your needs in the future.

The final message is intended for any customer that contacts you who is also an Oracle customer. It is important to emphasize to them that: (i) things will progress as usual with no deterioration in quality of service from Oracle and (ii) that they will also benefit from this acquisition through expanded capabilities of the E-Business Suite.

“For Oracle customers, it is business as usual.”

–	Existing Oracle E-Business Suite applications will continue on the current schedule, but benefit from a larger applications development budget.
–	Advanced features from existing PeopleSoft applications will be incorporated into next-generation Oracle products.
–	Customers will continue to enjoy Oracle’s award-winning global support across applications and infrastructure.
–	There will be no disruption to customer relationships with Oracle.
–	In addition, the Oracle Applications Users Group (OAUG) has provided its support for Oracle’s bid due to the benefits of the possible merger.
–	The OAUG has stated that expanding Oracle’s customer base would provide additional resources to Oracle and enable us to produce even better applications and further enhance future upgrades.

Documents for Distribution to PeopleSoft Customers

The following electronic documents are available to forward to any interested customer that might contact you.

•	Charles Phillips Open Letter to Customers. Letter from Charles Phillips to customers that reaffirms Oracle’s interest in PeopleSoft’s customers and moving forward with the transaction.
•	PeopleSoft Customer Commitment. Document that summarizes the benefits that we believe customers will realize through the combination of Oracle and PeopleSoft.
•	PeopleSoft Frequently Asked Questions. Document that summarizes the most frequently asked questions by PeopleSoft customers.
•	Oracle Support – Committed to Our Customers. Overview of Oracle’s global, award-winning support organization.
•	Rdb Acquisition Case Study. Description of previous Oracle acquisition that has many parallels to the proposed PeopleSoft acquisition and should be highly relevant to customers.
•	DIRECTV Still Flourishes on Rdb. One-page summary of statements by DIRECTV’s CIO about the ongoing enhancements and support they have received as a customer of Rdb.

Contacting Oracle for Further Information

Are there questions or comments that require follow-up? Please direct PeopleSoft customers to the following contact points.

•	Email Oracle at contact.oracle@oracle.com.
•	Call designated Oracle representatives toll-free in North America, Europe, Asia-Pacific, or Latin America.
•	If the inquiry is not of a customer nature, use this list of contacts to route appropriately.

Frequently Asked Questions

As questions and comments are submitted to contact.oracle@oracle.com directly by you or by PeopleSoft customers, the frequently asked questions document will be updated. Please send an email yourself or encourage customers to send directly issues that should be addressed.

Town Hall Meetings with Executive Management

In order to provide a forum for customers to hear from and communicate directly with Oracle’s executive management, we will be hosting periodic online town hall meetings with Charles Phillips, President. Please check back with the Dashboard to see when the meetings are scheduled and access the details to send to interested PeopleSoft customers.

Opt-in Email Program for Breaking News

Customers want to get breaking news on the transaction? Send an email stating that the customer wishes to join the opt-in program along with their email address(es) to contact.oracle@oracle.com.

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